United States Securities and Exchange Commission
Washington, D.C. 20549
Form 11-K
Annual Report
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                                          to
Commission file number 001-15202
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
W. R. Berkley Corporation Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

W. R. Berkley Corporation Profit Sharing Plan
December 31, 2005 and 2004
Index to Financial Statements and Supplemental Schedule

* Schedules required by Form 5500 which are not applicable have not been included. EX-23: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EX-23: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
W. R. Berkley Corporation Profit Sharing Plan:
We have audited the accompanying statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2005 and 2004 and the changes in net assets available for plan benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, line 4i — schedule of assets (held at end of year) — December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 23, 2006

W. R. Berkley Corporation Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value (Note 6):
W. R. Berkley Corporation Common Stock Fund	$61,824,602	$37,264,416
Mutual Funds	253,449,792	217,679,983
Participant Loans	6,588,281	5,605,566

Total investments	321,862,675	260,549,965

Contributions receivable:
Employer	21,369,712	19,295,078
Participants	406,706	192,307

Total receivables	21,776,418	19,487,385

Net assets available for plan benefits	$343,639,093	$280,037,350

See accompanying notes to financial statements.

W. R. Berkley Corporation Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2005

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 6)	$32,523,182
Interest and dividends	7,950,742
Loan interest	279,542

Total investment income	40,753,466

Contributions:
Employer	21,369,712
Participants	15,330,612
Rollovers	4,112,405

Total contributions	40,812,729

Total additions	81,566,195

Deductions from net assets attributed to:
Benefits paid to participants	17,925,136
Administrative expenses	39,316

Total deductions	17,964,452

Net increase in net assets available for plan benefits	63,601,743

Net assets available for plan benefits at:
Beginning of year	280,037,350

End of year	$343,639,093

See accompanying notes to financial statements.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
(1)	Plan Description

The following brief description of the W. R. Berkley Corporation (the Company) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan.

(a) General

The Plan is a defined contribution plan and was established for the benefit of eligible employees of the Company and its participating subsidiaries. An employee becomes eligible to participate in the Plan on the first day of the calendar quarter following the first full calendar quarter in which the employee completes 250 hours of service, or on the first day of the calendar quarter following the employee’s first year in which the employee completes 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective March 28, 2005, the Plan was amended to allow for mandatory distributions to terminated participants whose vested account balance is less than $1,000 (previous minimum was $5,000).

Effective July 1, 1997, Fidelity Management Trust Company (Fidelity) was appointed by the Profit Sharing Finance Committee as the trustee, custodian and recordkeeper for the Plan. The Company has a Profit Sharing Plan Finance Committee to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee to assist in the administration of the Plan.

(b) Contributions

The major provisions related to the contribution provisions of the Plan include: (i) the minimum annual employer contribution is 5% of eligible compensation as defined; (ii) employer contributions are made on an annual basis; (iii) a Company 401(k) Savings Account was established in conjunction with the Plan, whereby a minimum of 40% of the employer contribution to the Plan is allocated to the Company 401(k) account; and (iv) employees may elect to make voluntary tax-deferred contributions up to 16% of eligible compensation, subject to certain limitations, to the employee 401(k) account. Participants reaching age 50 during the calendar year may make a separate election to contribute additional “catch-up” contributions. In 2004, the maximum annual catch-up contribution was $3,000 and increased to $4,000 in 2005. The catch-up contribution will increase to $5,000 in 2006. After 2006, the catch-up contribution will be adjusted for inflation in $500 increments. Participants may roll over eligible pre-tax contributions from another 401(a), 403(a), 403(b) plan, governmental 457(b) retirement plan, and taxable amounts from an Individual Retirement Account (IRA) into the Plan. Participants are suspended from making pre-tax contributions for six months after taking a hardship withdrawal from the Plan. The Board of Directors of each participating subsidiary approves employer contributions to the Plan.

(c) Participants’ Accounts

The participant recordkeeping services are provided by Fidelity. Each participant’s account is credited with the participant’s contributions, the appropriate amount of the Company’s contributions and an allocation of investment fund earnings or losses in which the participant has directed his or her contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The account of each participant is valued on a daily basis.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
(d) Vesting
Participants are fully vested in their employee 401(k) voluntary contributions, roll-over contributions, catch-up contributions, the employer contribution to their Company 401(k) account, and earnings thereon. Vesting in the portion of the employer contribution that is not allocated to the Company 401(k) account occurs at the rate of 20% per year beginning after three years of continuous employment, as defined, and participation in the Plan. In the event of death, disability or retirement, in accordance with the provisions of the Plan, the participant becomes fully vested.
(e) Payments of Benefits
On termination of employment, retirement or death, a participant or participant’s beneficiary may elect to receive the payment benefits in a lump sum or in annual installments not to exceed 15 years. Distributions to terminated participants are based upon the closing price of the funds on the date the participant requests the distribution from Fidelity. Withdrawals to active participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.
(f) Forfeitures
Forfeitures are retained in the Plan and are allocated among the accounts of the remaining active participants as of the last day of the Plan year in which the forfeiture occurs. Forfeited employer contributions allocated during the year ended December 31, 2005, totaled $1,927,446. During 2005, the Plan Sponsor determined that certain administrative procedures relating to Plan forfeitures may not have been followed in accordance with the terms of the Plan document. The Plan Sponsor will correct any operational items that may have occurred as soon as administratively possible, to the extent necessary.
(g) Participant loans
Effective January 1, 1996, the Plan allows participants to borrow from their account. Participants may borrow up to 50% of their vested account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the participant’s vested account. A participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years.
The interest rate charged on the loan and repaid to the participant’s account is determined by the Profit Sharing Plan Finance Committee and set for the duration of the loan. A participant may have up to two loans outstanding. Payment is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial lump-sum repayment is not permitted. A participant with an outstanding loan balance who separates from service with the Company has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
(h) Investments
Participants are responsible for directing the investment of their respective accounts. The investment options in the Plan consisted of the following twenty-eight funds at December 31, 2005:

Fidelity Asset ManagerSM	Fidelity Magellan® Fund
Fidelity Contrafund®	Fidelity Overseas Fund
Fidelity Capital Appreciation Fund	Fidelity Puritan® Fund
Fidelity Diversified International Fund	Fidelity Retirement Money Market Portfolio
Fidelity Equity-Income Fund	Invesco Small Company Growth Fund-Investor Class
Fidelity Freedom Income Fund®	Janus Mercury Fund
Fidelity Freedom 2000 Fund®	Janus Worldwide Fund
Fidelity Freedom 2010 Fund®	Morgan Stanley Institutional Fund Trust Value Portfolio Adviser Class
Fidelity Freedom 2020 Fund®	PIMCO Low Duration Fund — Administrative Class
Fidelity Freedom 2030 Fund®	PIMCO Total Return Fund — Administrative Class
Fidelity Freedom 2040 Fund®	Royce Low-Priced Stock Fund — Investment Class
Fidelity Government Income Fund	Spartan® U.S. Equity Index Fund
Fidelity Growth Company Fund	Strong Advisor Small Cap Value Fund — Class Z
Fidelity Intermediate Bond Fund	W. R. Berkley Corporation Common Stock Fund
(2)	Summary of Significant Accounting Policies
The following are the more significant accounting policies followed by the Plan:
(a) Basis of Accounting and Use of Estimates
The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.
(b) Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The stock fund is valued at its year-end unit closing price. A net asset value (NAV) per unit is determined on a daily basis. In determining the NAV, the value of the W. R. Berkley Corporation Common Stock Fund is based on the closing price of the Company’s shares on the New York Stock Exchange (NYSE) or, if not available, the latest available price reported by the principal national securities exchange. The NAV will be adjusted by dividends paid on common stock, interest on short-term investments held in the fund and expenses of the fund. In calculating net asset value of mutual funds, investments are valued based on their market values, but when market quotations are not readily available, investments are valued based on fair value as determined in good faith in accordance with procedures established by Fidelity, the trustee. Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are based on specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
(c) Plan Expenses
Certain general expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.
(d) Payment of Benefits
Benefit payments to participants are recorded when paid.
(3)	Risks and Uncertainties
The Plan offers a number of investment options including the Company Common Stock Fund and a variety of pooled investment funds, which consist of registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the W. R. Berkley Corporation Common Stock Fund, which principally invests in security of a single issuer.
(4)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA.
In the event of termination of the Plan, all amounts credited to the participants become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the participants in accordance with the value of each participant’s account on the date of such termination.
(5)	Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated June 24, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

W. R. Berkley Corporation Profit Sharing Plan
Notes to Financial Statements
(6)	Investments
The following investments represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004:

	2005	2004
W. R. Berkley Corporation Common Stock Fund	$61,824,602	$37,264,416

Mutual Funds:
Fidelity Contrafund®	52,316,649	42,812,787
Fidelity Retirement Money Market Portfolio	26,471,547	21,582,224
Fidelity Puritan® Fund	22,862,592	22,007,420
Spartan® U.S. Equity Index Fund	19,437,099	18,801,434
The net appreciation on investments (including gains and losses on investments bought and sold, as well as held) for the year ended December 31, 2005, are as follows:

W. R. Berkley Corporation Common Stock Fund	$20,955,604
Mutual funds	11,567,578

Net appreciation in fair value of investments	$32,523,182

(7)	Related Party Transactions
Certain Plan investments are managed or sponsored by Fidelity Investments, an affiliate of Fidelity Management Trust Company who is the trustee as defined by the Plan and accordingly, these transactions with Fidelity Investments qualify as party-in-interest transactions. Investments in the W. R. Berkley Corporation Common Stock Fund also qualify as party-in-interest transactions.

W. R. Berkley Corporation Profit Sharing Plan
Schedule H, Line 4i– Schedule of Assets (Held at End of Year)
December 31, 2005

		Fair Value at
Identity of Issuer	Description and Number of Shares/Units	December 31, 2005
*W. R. Berkley Corporation Common Stock Fund	Common Stock Fund;	$61,824,602

	1,193,986 units
*Fidelity Puritan® Fund	Mutual funds; 1,220,640 shares	22,862,592
*Fidelity Magellan® Fund	Mutual funds; 105,242 shares	11,201,908
*Fidelity Contrafund®	Mutual funds; 807,854 shares	52,316,649
*Fidelity Equity-Income Fund	Mutual funds; 211,293 shares	11,152,047
*Fidelity Growth Company Fund	Mutual funds; 224,979 shares	14,315,395
*Fidelity Intermediate Bond Fund	Mutual funds; 928,800 shares	9,557,352
*Fidelity Government Income Fund	Mutual funds; 854,628 shares	8,648,837
*Fidelity Overseas Fund	Mutual funds; 168,956 shares	7,030,245
*Fidelity Capital Appreciation Fund	Mutual funds; 55,099 shares	1,382,976
*Fidelity Asset ManagerSM	Mutual funds; 243,643 shares	3,910,463
*Fidelity Diversified International Fund	Mutual funds; 319,599 shares	10,399,758
*Fidelity Freedom Income Fund®	Mutual funds; 60,754 shares	690,775
*Fidelity Freedom 2000 Fund®	Mutual funds; 31,943 shares	390,023
*Fidelity Freedom 2010 Fund®	Mutual funds; 226,405 shares	3,180,994
*Fidelity Freedom 2020 Fund®	Mutual funds; 304,784 shares	4,483,366
*Fidelity Freedom 2030 Fund®	Mutual funds; 163,029 shares	2,448,702
*Fidelity Retirement Money Market Portfolio	Mutual funds; 26,471,546 shares	26,471,547
*Spartan® U.S. Equity Index Fund	Mutual funds; 440,152 shares	19,437,099
*Fidelity Freedom 2040 Fund®	Mutual funds; 129,385 shares	1,142,473
Janus Worldwide Fund	Mutual funds; 110,234 shares	4,777,548
PIMCO Total Return Fund - Administrative Class	Mutual funds; 554,189 shares	5,818,987
Invesco Small Company Growth Fund - Investor Class	Mutual funds; 260,440 shares	3,453,436
Janus Mercury Fund	Mutual funds; 427,259 shares	9,818,423
Morgan Stanley Institutional Fund Trust Value Portfolio - Adviser Class	Mutual funds; 253,024 shares	4,324,179
PIMCO Low Duration Fund - Administrative Class	Mutual funds; 204,326 shares	2,041,221
Royce Low-Priced Stock Fund - Investment Class	Mutual funds; 160,851 shares	2,498,019
Strong Advisor Small Cap Value Fund-Class Z	Mutual funds; 321,338 shares	9,694,778

Total Mutual Funds		253,449,792

* Participant Loans	1,069 participant loans (interest
	rates range from 4.00% to 10.25% with maturities ranging from 1 to 25 years)
		6,588,281

Total Investments		$321,862,675

*	Party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee of W. R. Berkley Corporation Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

W. R. BERKLEY CORPORATION
PROFIT SHARING PLAN

By	Eugene G. Ballard
Eugene G. Ballard
Member, Profit Sharing Plan
Administrative Committee
June 23, 2006

Exhibit Index

Exhibit 23	Consent of Independent Registered Public Accounting Firm